FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of July 2007

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Abbey National plc (“Abbey”)	17 July 2007

Abbey appoints Alison Hopkins as Managing Director of its Retail Direct Division

Abbey has appointed Alison Hopkins as Managing Director of its Retail Direct Division. Subject to Board approval, this will be an Executive Director position. The effective date of the appointment is yet to be decided.

Ms Hopkins' responsibilities will include branch distribution, telephone sales, e-commerce, business banking and premium banking.

Ms Hopkins is currently Managing Director of Barclays Retail Network (Central and Northern England, Scotland, Wales and Northern Ireland), with responsibility for 10,500 people and a network of more than 1,000 branches.

António Horta-Osório, Chief Executive of Abbey, said: “We’re delighted Alison has agreed to join Abbey. She brings a wealth of experience to this role and her task will be to build on and accelerate the progress we’ve already made in turning Abbey’s retail franchise around."

The above change is subject to FSA approval.

Ends

Media Contacts:

Matthew Young, Communications Director	Tel: 020 775 64232
Mob: 07802 332292
Anthony Frost, Head of Media Relations	Tel: 020 775 65536
Mob: 07979 245715

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC

Dated: 17 th July 2007	By / s / Jessica Petrie
(Authorised Signatory)